Exhibit 99.6

Consent of Independent Auditors

We consent to the reference to our Firm under the caption “Experts” and to the use in this Annual Report on Form 40-F of our reports dated December 1, 2010 with respect to the consolidated balance sheet of The Toronto-Dominion Bank (the “Bank”) as at October 31, 2010 and 2009 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three year period ended October 31, 2010 and the effectiveness of internal control over financial reporting of the Bank as at October 31, 2010.

We also consent to the incorporation by reference of our reports dated December 1, 2010 in the following Registration Statements of the Bank:

1)	Registration Statement (Form F-10 No. 333-153735),
2)	Registration Statement (Form F-10 No. 333-170153),
3)	Registration Statement (Form F-9 No. 333-151254),
4)	Registration Statement (Form F-9 No. 333-167637),
5)	Registration Statement (Form F-3 No. 333-83232),
6)	Registration Statement (Form S-8 No. 333-06598),
7)	Registration Statement (Form S-8 No. 333-12948),
8)	Registration Statement (Form S-8 No. 333-101026),
9)	Registration Statement (Form S-8 No. 333-116159),
10)	Registration Statement (Form S-8 No. 333-120815),
11)	Registration Statement (Form S-8 No. 333-142253),
12)	Registration Statement (Form S-8 No. 333-150000).
13)	Registration Statement (Form S-8 No. 333-167234), and
14)	Registration Statement (Form S-8 No. 333-169721).

Our audits also included the reconciliation of Canadian and U.S. Generally Accepted Accounting Principles as at October 31, 2010 and 2009 and for each of the years in the three year period ended October 31, 2010 in the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles listed in Exhibit 99.4.  This exhibit is the responsibility of the Bank’s management.  Our responsibility is to express an opinion based on our audits.  In our opinion, the information in the exhibit referred to above as at October 31, 2010 and 2009 and for each of the years in the three year period ended October 31, 2010 when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the Reconciliation of Canadian and United States Generally Accepted Accounting Principles, effective November 1, 2009, the Bank adopted Statement of Financial Accounting Standards No. 160 (codified in FASB ASC Topic ASC 810-10-45-15 Non-controlling Interests) and Statement of Financial Accounting Standards No. 141 (revised) (codified in FASB ASC Topic 805-10 Business Combinations). The Bank also adopted FSP FAS 115-2 and FAS 124-2 (codified in FASB ASC Topic 310-10-35, Recognition and Presentation of Other-Than-Temporary Impairments) effective May 1, 2009.  In addition,  on November 1, 2008, the Bank adopted Statement of Financial Accounting Standards No.159 (codified in FASB ASC Topic 825 - The Fair Value Option for Financial Assets and Financial Liabilities) and the remaining provisions of Statement of Financial Accounting Standards No. 158 (codified in FASB ASC Topic 715-20-65, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans) that requires the benefit obligation and plan assets to be measured at the fiscal year end date.

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 2, 2010